EXHIBIT 3.1

FIRST AMENDMENT TO THE
AMENDED AND RESTATED
BYLAWS
OF
NATURAL HEALTH TRENDS CO.

In accordance with resolutions duly adopted and effective as of December 19, 2019 by the Board of Directors of Natural Health Trends Co. (the “Company”), Section 3.4 of the Company’s Amended and Restated Bylaws is hereby deleted and replaced in its entirety to read as follows:
“3.4    Removal of Directors. At any meeting of stockholders called expressly for the purpose of removing a director or directors, any director or the entire Board of Directors may be removed, with or without cause, with the required vote of the holders of shares then entitled to vote at an election of directors.”